United States securities and exchange commission logo





                          August 6, 2020

       Ke Chen
       Chief Financial Officer
       ReneSola Ltd
       850 Canal Street, 3rd Floor
       Stamford, CT 06902

                                                        Re: ReneSola Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 3,
2020
                                                            File No. 333-240293

       Dear Mr. Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David T. Zhang, Esq.